Exhibit 99.1
Shinhan Financial Group 2016 1H Operating Results

On July 21, 2016, Shinhan Financial Group released its operating results for 2016 1H. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and will be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

Item		2Q 2016	1Q 2016	QoQ Change (%)	2Q 2015	YoY Change (%)
Revenue*	Specified Quarter	6,730,292	8,693,839	-22.59	7,322,700	-8.09

	Cumulative	15,424,131	8,693,839	—	14,584,826	5.75

Operating Income	Specified Quarter	890,114	655,495	35.79	885,714	0.50

	Cumulative	1,545,609	655,495	—	1,638,686	-5.68

Income before Income Taxes	Specified Quarter	905,380	683,176	32.53	921,747	-1.78

	Cumulative	1,588,556	683,176	—	1,710,430	-7.13

Net Income	Specified Quarter	700,376	787,744	-11.09	711,309	-1.54

	Cumulative	1,488,120	787,744	—	1,325,059	12.31

Net Income Attributable to Controlling Interest	Specified Quarter	683,428	771,363	-11.40	692,090	-1.25

	Cumulative	1,454,791	771,363	—	1,284,140	13.29

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		2Q 2016	1Q 2016	QoQ Change (%)	2Q 2015	YoY Change (%)
Revenue*	Specified Quarter	3,201,950	4,656,194	-31.23	3,569,645	-10.30

	Cumulative	7,858,144	4,656,194	—	6,932,682	13.35

Operating Income	Specified Quarter	548,232	421,536	30.06	486,742	12.63

	Cumulative	969,768	421,536	—	955,348	1.51

Income before Income Taxes	Specified Quarter	566,521	444,368	27.49	509,522	11.19

	Cumulative	1,010,889	444,368	—	1,010,575	0.03

Net Income	Specified Quarter	451,933	574,700	-21.36	400,518	12.84

	Cumulative	1,026,633	574,700	—	790,540	29.86

Net Income Attributable to Controlling Interest	Specified Quarter	451,809	574,881	-21.41	400,411	12.84

	Cumulative	1,026,690	574,881	—	790,329	29.91

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		2Q 2016	1Q 2016	QoQ Change (%)	2Q 2015	YoY Change (%)
Revenue*	Specified Quarter	1,139,002	1,131,108	0.70	1,196,421	-4.80

	Cumulative	2,270,110	1,131,108	—	2,289,347	-0.84

Operating Income	Specified Quarter	267,922	189,968	41.04	254,223	5.39

	Cumulative	457,890	189,968	—	440,805	3.88

Income before Income Taxes	Specified Quarter	267,359	189,243	41.28	253,762	5.36

	Cumulative	456,602	189,243	—	440,412	3.68

Net Income	Specified Quarter	206,283	148,884	38.55	197,270	4.57

	Cumulative	355,167	148,884	—	351,805	0.96

Net Income Attributable to Controlling Interest	Specified Quarter	206,347	148,838	38.64	197,270	4.60

	Cumulative	355,185	148,838	—	351,805	0.96

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues